EXHIBIT 21


                   SUBSIDIARIES OF FLAG FINANCIAL CORPORATION


     FirstFlag Bank (formerly known as First Federal Savings Bank of LaGrange), a Georgia state chartered bank organized under the laws of the United States and operates under the following trade names: First Flag Bank Hogansville, First Flag Bank - Atlanta and FLAG Mortgage..

     Citizens Bank, a state bank organized under the laws of the State of Georgia. Citizens Bank also operates under the following tradenames: Bank of Milan, Empire Banking Company, The Brown Bank, First Flag Bank- Statesboro, FlagTech and Citizens Bank Agency d/b/a Flag Insurance Services.

     Thomaston Federal Savings Bank is a federally chartered savings bank organized under the laws of the United States.